SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Board Approval of LFT Valuation and Increase of Company's Share Capital

Rio de Janeiro, September 29 2010. Petróleo Brasileiro S.A - Petrobras announces that its Board of Directors, in a meeting held today, decided to:

(i)

ratify the value of the Brazilian federal treasury bills (LFTs) at R$4,383.583781 for each of the 4 (four) series of LFTs, maturing on September 7, 2014, March 7, 2015, September 07, 2015, and September 7, 2016, as specified in the valuation report prepared by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (the "Report");

(ii)

approve the Report, in the amount of R$67,815,921,649.51, with regard to the total number of LFTs delivered by the Company's shareholders to the settlement account of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in the Special System for Settlement and Custody – Selic and that were used for the payment of 1,546,118,849 common shares issued by the Company in nominative, book- entry form, with no par value (the “Common shares”), and of 835,495,053 preferred shares issued by the Company in nominative book-entry form, with no par value (the “Preferred shares”); and to

(iii)

ratify the capital increase, which had been approved in a Board of Directors meeting held on September 23 2010, after confirmation of the subscription of 2,293,907,960 Common Shares and of 1,788,515,136 Preferred Shares in the Offering of Common Shares and Preferred Shares issued by the Company (the "Offering"), from R$85,108,544,378.00 to R$200,160,863,468.80, to be represented by 7,367,255,304 Common Shares and 5,489,244,532 Preferred Shares.

The Company also informs that, in compliance with the corporate approval above, the Offering of 2,293,907,960 Common Shares and of 1,788,515,136 Preferred Shares was settled on the same date.

Additionally, the Company provides below a table showing in detail the final allocation of the Offering, without taking into consideration the potential exercise of the over-allotment options by the Global Coordinators which, are for an aggregate of up to an additional 187,997,094 Common Shares and/or Preferred Shares issued by the Company, including Common Shares and Preferred Shares in the form of American Depositary Shares (the "Over-allotment"), as announced in the preliminary prospectus supplement, dated September 3 2010, as well as in the final prospectus supplement for the Offering, dated September 23, 2010 (collectively, the "Offering Documents"):

Brazil	ON	PN	Total
Priority Offering	1.739.259.091	1.268.694.377	3.007.953.468
Market	285.352.119	318.986.805	604.338.924
Institutional	272.769.559	268.440.436	541.209.995
Retail	12.582.560	50.546.369	63.128.929
Total Brazil without Over-Allotment	2.024.611.210	1.587.681.182	3.612.292.392

International	ON	PN	Total
Market	269.296.750	200.833.954	470.130.704
Institutional	216.180.680	166.667.504	382.848.184
Retail	53.116.070	34.166.450	87.282.520
Total International without Over-Allotment	269.296.750	200.833.954	470.130.704

Total without Over-Allotment	2.293.907.960	1.788.515.136	4.082.423.096

Of the total amount of the Offering of R$115,052,319,090.80, R$67,815,921,649.51 was received in the form of LFTs. As described in the Offering Documents, the proceeds of the Offering are to be used to pay for the Assignment Contract and to finance the Company's Business Plan. As such, following the completion of the settlement of the Offering, the Company has transferred to the Brazilian federal government, all of the LFTs it has received and the additional amount of R$6,991,694,757.49 to pay for the initial purchase price in the amount of R$74,807,616,407, as specified in the Assignment Contract.

The following tables provide the Company's share capital breakdown before the Offering and after the settlement, which took place today.

Share Capital Breakdown Before the Offering(1)

	VOTING CAPITAL		NON-VOTING CAP.		JOINT STOCK
SHAREHOLDERS	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
FEDERAL GOVERNMENT	2.818.751.784	55,56%	0	0,00%	2.818.751.784	32,1%
BNDES PARTICIPAÇÕES S.A. - BNDESPAR + BNDES	98.457.000	1,94%	574.047.334	15,51%	672.504.334	7,7%
OTHERS	2.156.138.560	42,50%	3.126.682.062	84,49%	5.282.820.622	60,2%
Total	5.073.347.344	100,00%	3.700.729.396	100,00%	8.774.076.740	100,0%

(1) Excludes the effects of Decree No. 7295, of September 8, 2010.

Share Capital Breakdown After the Offering
(excluding the over-allotment shares)

	VOTING CAPITAL		NON-VOTING CAP.		JOINT STOCK
SHAREHOLDERS	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
FEDERAL GOVERNMENT	3.991.413.124	54,18%	66.019.279	1,20%	4.057.432.403	31,6%
BNDES PARTICIPAÇÕES S.A. - BNDESPAR	173.400.392	2,35%	1.341.348.766	24,44%	1.514.749.158	11,8%
BNDES	224.845.426	3,05%	0	0,00%	224.845.426	1,7%
FFIE (SOVEREIGN FUND)	344.055.327	4,67%	161.596.958	2,94%	505.652.285	3,9%
OTHERS	2.633.560.815	35,75%	3.920.334.095	71,42%	6.553.894.910	51,0%
Total	7.367.255.304	100,00%	5.489.244.532	100,00%	12.856.499.836	100,0%

Finally, Petrobras announces that it remains in the quiet period, as determined under art. 48 of CVM Instruction 400, until the closing of the Offering has been posted and that it will continue to disclose data to the market regarding the normal course of its activities, and information about the Offering, under the terms of the applicable regulations.

This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Petrobras has an effective registration statement on file with the SEC. Copies of the final prospectus supplement for the international offering may be obtained from Bank of America Merrill Lynch at 1-866-500-5408, Bradesco Securities, Inc. at isabela@bradescosecurities.com, Citigroup Global Markets Inc. at 1-800-831-9146, Itaú Securities collect at 1-212-710-6766, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Santander Investment Securities at 1-212-350-3649, or by visiting EDGAR on the SEC Web site at www.sec.gov. Before you invest, you should read the prospectus supplement and other documents that Petrobras has filed and will file with the SEC for more complete information about Petrobras and the offering.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.